[UNIVERSAL FOG LETTERHEAD]

June 8, 2006

United States Securities and Exchange Commission

Attn: Mr. John Reynolds, Assistant Director, Office of Emerging Growth Companies

Washington, D.C. 20549

Mail Stop 3561

RE:	Universal Fog, Inc.
Pre-Effective Amendment 3 to Registration Statement on Form SB-2
File Number: 333-128831
Filed: April 24, 2006

Dear Mr. Reynolds:

We are writing in response to your comment letter dated May 16, 2006 regarding the above referenced registration statement. Our responses to your comments follow each of the comments below.

Risk Factors Related to Our Business, page 6

1. Please update the status of the mortgage refinancing, including the current balance, the name of the creditor, the interest rate of the re-financing, and the financial covenants, if known. Further, the March 29, 2006 agreement must be filed.

The disclosure has been updated regarding the status of the mortgage refinancing and the March 29 agreement has been filed as an exhibit.

Management’s Discussion and Analysis

Critical Accounting Policies, page 8

2. Please continue your revisions to the critical accounting policies to provide specific disclosure as to how the estimates or assumptions used in the accounts identified (i.e. revenue recognition, provision for uncollectible accounts receivable, ...) may affect the financial statements.

The disclosure has been revised to address the comment.

Liquidity and Capital Resources, page 11

3. Please update this entire section.

The Liquidity and Capital Resources sections, as well as all of the MD&A sections have been updated.

4. Please reconcile the “$244,608 in cash and receivables” with the balance sheet.

The disclosure has been revised to address the comment.

5. In recent sales of unregistered securities paragraph, you state that you raised $68,322 through the sale of two million shares for a total of $100,000 with the balance of $38,678 being a subscription received. On page 9, however, you said that you received $61,322 by September 30, 2005. Please clarify whether you are referring to the same transaction, and if so, please reconcile the discrepancy in numbers.

The disclosure has been revised to address the comment.

6. We note from footnote 4 of the selling stockholders table that Dennis McKee transferred 300,000 shares back to Universal Fog. Universal Fog later sold 52,000 and 40,000. Please disclose the date of the transactions and the aggregate price you received for the shares.

The disclosure has been revised to address the comment.

Description of Property, page 17

7. Update this section to fully discuss the mortgage financing.

The section has been updated.

Certain Relationships and Related Transactions, page 20

8. We note footnote 4 of the selling stockholders table that Dennis McKee transferred 300,000 shares back to Universal Fog. Dennis McKee owns beneficially 23.18 of your stock and this transaction should be detailed under this section.

The disclosure has been revised to address the comment.

Security Ownership of Certain Beneficial Owners and Management, page 21

9. The percentages in the table do not agree with the shares owned. Please revise as previously requested.

The percentages have been revised.

10. Explain in the footnotes the reason for including KwikTax Inc. and Alsan, LLC as more than 5% holders.

A footnote has been added to explain why they are included.

Selling Stockholders, page 22

11. Universal Fog should not be listed as a selling stockholder. Any treasury stocks offered by Universal Fog should be included as part of the primary offering. Please revise.

The disclosure has been revised to address the comment.

12. We note the statement, “[s]ince the date that we received information from the selling stockholders, the selling stockholders may have sold, transferred or otherwise disposed of all or substantial portion of the shares of common stock . . .” Please update the selling stockholders table to the most recent date practical.

The selling stockholders table has been updated.

Where You Can Find More Information, page 27

13. Please provide the information required by Item 101(c) of Regulation S-B and please be sure to provide SEC’s current address.

The disclosure has been revised to address the comment.

Financial Statements

Consolidated Statements of Stockholders’ Equity

14. Please explain the basis for valuing the 513,500 shares of common stock issued for services during the months of May 2005 through August 2005. Address the value of stock issued to each party discussed on page II-1 and explain whether each transaction was recorded based on the value of the services provided or the stock, and why. Discuss cash sales of your common stock to unrelated parties and other relevant facts.

The disclosure has been revised to address the comment.

Summary of Significant Accounting Policies

15. Please refer to our prior comment 11 and explain your basis for depreciating building improvements, including the new roof, paving and fencing, over forty years. Explain how you concluded the difference in depreciation of the paving and fencing will not be material. Quantify the expected impact of the difference in depreciation and explain how you evaluated materiality compared to the future annual profit or loss of the company, given recent significant variances in your operating results. Explain your basis for capitalizing “building and construction related supplies and materials” from October 2000 through March 2001.

The difference between the historical cost of $274,000 for the building and land and the $250,562 recorded as additional paid-in capital (APIC) is not the depreciation of the building. This difference is actually a combination of items as explained below.

In addition to the original purchase price of the land and building for $274,000 on July 27, 2000, Mr. Bontems incurred and capitalized labor costs of $116,641 from October 2000 through March 2001 for various improvements necessary to prepare the building for use in the Company’s business and to bring the building to a “like new” condition. These improvements included a mezzanine storage area, the interior offices finish out and a new roof. In addition to this labor cost, the Company incurred $49,342 of building and construction costs over the same period of time incurring a total of $165,983 in re-construction costs. As a result, the completed cost of the land, building and improvements totaled $439,983. All costs incurred to bring the building to its intended use were capitalized. No additional costs have been capitalized since March of 2001 when the building was ready to occupy for its intended use. Since acquiring this property from Mr. Bontems on January 3, 2005, the Company has not capitalized any additional improvement costs. Prior to the building acquisition from Mr. Bontems, the Company added a fence and additional parking and paving at a cost of $23,971 which has been depreciated using the straight-line method over an estimated useful life of 10 years and was not included in the building cost.

Because the original purchase contract did not specify an allocation of the purchase price between land and building, an allocation was made based on a contemporaneous property tax statement of Maricopa County which allocated 20% of the total appraised value for property tax purposes to the land. Accordingly, the Company allocated 20% of the above cost to land and the remaining 80% was allocated to the building and improvements. A further allocation between building and improvements was not done because their costs are being depreciated over the same estimated useful life. The above allocation resulted in a cost of $87,997 being assigned to the land and a cost of $351,986 being allocated to the building and improvements.

Note 2 – Capital Structure Disclosures

16. Please expand the disclosure of the treasury stock transaction in Note 2 to clarify the terms of the original stock subscription, as well as the subsequent payment of $12,822 and the cancellation of $38,678 in exchange for 300,000 shares. Explain why the subscriber apparently received 1.7 million shares for cash of $.04 per share, and the company cancelled 300,000 shares at .13 per share, when the original issuance appears to have been valued at $.05 per share in the aggregate.

The disclosure has been revised to address the comment.

17. Please explain the accounting treatment of the 52,000 shares issued for $13,000.

The disclosure has been revised to address the comment.

Note 5 – Commitments and Contingencies

Sundown Distributorship

18. With respect to the Sundown Distributorship, revise your footnotes to disclose the nature of the agreement, the date the agreement went into effect and any significant terms and conditions. Clarify if this distributorship is the same as the exclusive relationship for the territories of Texas and Louisiana as explained on page 16. Tell us why you have recorded an asset of $50,000 on the balance sheet. Disclose your related accounting policies, including amortization policies and your accounting policies regarding evaluation for impairment with respect to both the distributorship and the patent rights.

The Sundown Distributorship was purchased by the Company to be used as a means to diversify the Company’s business. The exclusive distributorship for Texas and Louisiana was awarded by the Company and has no relationship or similarity to the Sundown transaction. The disclosure has been revised to describe the Sundown distributorship in more detail and the agreement has been included as an exhibit.

Part II

Recent Sales of Unregistered Securities

19. We reissue prior comment 30 of our letter dated February 16, 2006 and 19 of our letter dated March 28, 2006. We note in your response letter that the disclosure addresses the comment; however, we disagree. We refer you to the disclosure in footnote 4 of the selling stockholders. We also refer you to Item 701 of Regulation S-B. Please disclose the information required by 701(a), (b), (c), (d) for all of the securities sold within the past three years without registration. Additionally, for each transaction made relying upon section 4(2), please address the sophistication and access to information test. For transactions made relying on rule 506, please address whether they are accredited investors. Furthermore, please identify the persons to whom you sold the securities and the value of the shares issued.

The disclosure has been revised to address the comment.

Item 17. Exhibits

20. We note that a form of subscription agreement remains to be filed, if one is to be used.

A form of subscription agreement will be filed if one is to be used.

34 Act Report Filings

21. As previously requested, please promptly revise the applicable disclosure in your Exchange Act reports according to the above comments.

The Company intends to promptly revise applicable disclosures in its Exchange Act reports.

Any questions regarding the revised filing or this letter should be directed to the Company’s counsel, David M. Rees, of the law firm of Vincent & Rees, LC, 175 East 400 South, Suite 1000, Salt Lake City, Utah 84111, telephone (801) 303-5730.

Sincerely,

Universal Fog, Inc.

By: /s/ Tom A. Bontems
Tom A. Bontems
Chairman, Chief Executive Officer
and Chief Financial Officer